NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

THIRD QUARTER 2016 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

Brookfield News, October 24, 2016 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) (the "Trust"), a Canadian REIT (Real Estate Investment Trust), today announced that net loss for the three months ended September 30, 2016 was $25.5 million or $0.27 per unit, compared to net income of $50.3 million or $0.54 per unit during the same period in 2015.

Revaluation loss for the three months ended September 30, 2016 was $63.6 million, compared to a revaluation gain of $17.4 million during the same period in 2015. The current value of $33.46 per unit represents a decrease from the $34.05 per unit reported in the second quarter of 2016 as a result of the revaluation loss.

Funds from operations (“FFO”) for the three months ended September 30, 2016 was $38.5 million or $0.41 per unit, compared to $33.4 million or $0.36 per unit during the same period in 2015. Adjusted funds from operations (“AFFO”) was $29.7 million or $0.32 per unit for the three months ended September 30, 2016, compared with $25.2 million or $0.27 per unit during the same period in 2015.

Commercial property net operating income ("NOI") for the three months ended September 30, 2016 was $66.8 million, compared with $59.5 million during the same period in 2015. Same-store NOI for the three months ended September 30, 2016 was $58.7 million, compared with $57.4 million during the same period in 2015.

THIRD QUARTER HIGHLIGHTS

Brookfield Canada Office properties leased 546,000 square feet of space during the third quarter of 2016. The Trust's occupancy rate finished the quarter at 94.0%, an improvement of 0.3% from the prior quarter. This rate compares favourably with the Canadian national average of 88.4%

Leasing highlights:

•	An 11-year, 140,000-square-foot new lease with The Bank of Nova Scotia at Brookfield Place Calgary East
•	A 10-year, 109,000-square-foot renewal with McMillan LLP at Brookfield Place Toronto
•	An 11-year, 38,000-square-foot new lease with Ecobee Inc. at Queen's Quay Terminal
•	A 10-year, 34,000-square-foot new lease with Colliers Macaulay Nicolls at Brookfield Place Toronto
•	A one-year, 28,000-square-foot renewal with Public Works and Government Services Canada at Place de Ville I
•	Two 10-year new and renewal deals totaling 45,000 square feet at Bankers Hall

Extended the $350 million revolving corporate credit facility with existing lenders for an additional year under the existing financial terms, maturing August 29, 2021.

Construction continues on schedule at Brookfield Place Calgary East. The curtain wall installation is complete and floor finishes are nearing completion. The project is currently 81% pre-leased to Cenovus and The Bank of Nova Scotia. Completion remains on target for late 2017.

OUTLOOK

“We are pleased to report significant year-over-year FFO growth of 15% and a strong leasing quarter with 546,000 square feet executed across Toronto, Calgary and Ottawa,” said Jan Sucharda, president and chief executive officer. “Although challenging market conditions in Calgary had a negative impact on valuations, our vacancy and rollover exposure are manageable relative to the market and our premier portfolio is well positioned to attract tenants looking to consolidate and upgrade their premises."

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Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1092 per Trust unit payable on December 15, 2016 to holders of Trust units of record at the close of business on November 30, 2016. The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the distribution will be based on the Bank of Canada closing exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada closing exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Canada Office Properties’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the Investors section of its website at www.brookfieldcanadareit.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldcanadareit.com or contact:

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Canada Office Properties’ 2016 third quarter results as well as Supplemental Information on Brookfield Canada Office Properties’ website under the Investors section at www.brookfieldcanadareit.com.

The conference call can be accessed via webcast on October 25, 2016 at 9:00 a.m. Eastern Time at www.brookfieldcanadareit.com or via teleconference toll free at 844-536-4457 or toll at 574-990-3011, passcode: 87985361 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free at 855-859-2056 or toll at 404-537-3406, passcode: 87985361.

Non-IFRS Measures

This news release and accompanying financial information make reference to NOI, FFO and AFFO on a per unit and/or total basis. The Trust uses these non-IFRS measures to assess its operating results. NOI is an important measure that both investors and management use to assess operating performance of our commercial properties, FFO is a widely used measure in analyzing the performance of real estate notwithstanding the variability of its fair value, and AFFO is a measure used to assess an entity’s ability to pay distributions.

The Trust defines NOI as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted, but prior to deducting interest expense, general and administrative expenses and revaluation (losses) gains. Included in adjusted commercial property revenue and revaluation (losses) gains is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value (losses) gains. Management believes the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an "as-if-completed-and-stabilized basis" and the related recurring operating cash flows generated pursuant to that arrangement.

FFO is defined as net income prior to transaction costs, revaluation (losses) gains which include the impact of rental payments received from the related party lease as described above, and certain other non-cash items, if any. FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued April 2014 as well as the inclusion of all adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) except for the inclusion of the rental lease payments. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	Sept. 30, 2016	Dec 31, 2015
Assets
Investment properties
Commercial properties	$5,353.0	$5,805.1
Commercial development	649.3	462.7
	6,002.3	6,267.8

Tenant and other receivables	13.3	23.8
Other assets	6.3	7.3
Cash and cash equivalents	59.6	57.6
	$6,081.5	$6,356.5

Liabilities
Investment property and corporate debt	$2,780.1	$2,838.5
Accounts payable and other liabilities	173.1	185.0

Equity
Unitholders' equity	869.1	923.8
Non-controlling interest(1)	2,259.2	2,409.2
	$6,081.5	$6,356.5

(1) Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF (LOSS) INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2016	2015	2016	2015
Commercial property revenue	$128.9	$128.3	$385.8	$382.2
Direct commercial property expense	64.6	68.8	194.0	195.7
Interest expense	22.6	21.0	68.8	62.9
General and administrative expense	6.1	5.6	18.9	17.7
Income before fair value (losses) gains	35.6	32.9	104.1	105.9
Fair value (losses) gains	(61.1)	17.4	(72.8)	86.7
Net (loss) income and comprehensive (loss) income	$(25.5)	$50.3	$31.3	$192.6

Net (loss) income and comprehensive (loss) income attributable to:
Unitholders	$(7.1)	$14.1	$8.8	$53.9
Non-controlling interest	(18.4)	36.2	22.5	138.7
	$(25.5)	$50.3	$31.3	$192.6
Weighted average Trust units outstanding	26.3	26.2	26.3	26.2
Net (loss) income per Trust unit	$(0.27)	$0.54	$0.33	$2.06

RECONCILIATION OF COMMERCIAL PROPERTY REVENUE TO NET OPERATING INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2016	2015	2016	2015
Commercial property revenue	$128.9	$128.3	$385.8	$382.2
Impact of related party lease rental payments	2.5	—	12.5	—
Adjusted commercial property revenue	$131.4	$128.3	$398.3	$382.2
Deduct:
Direct commercial property expense	64.6	68.8	194.0	195.7
Commercial property net operating income	$66.8	$59.5	$204.3	$186.5

RECONCILIATION OF FAIR VALUE TO REVALUATION (LOSSES) GAINS

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2016	2015	2016	2015
Fair value (losses) gains per Statement of Income	$(61.1)	$17.4	$(72.8)	$86.7
Impact of related party lease rental payments	(2.5)	—	(12.5)	—
Revaluation (losses) gains	$(63.6)	$17.4	$(85.3)	$86.7

RECONCILIATION OF NET (LOSS) INCOME TO FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2016	2015	2016	2015
Net (loss) income	$(25.5)	$50.3	$31.3	$192.6
Add (deduct):
Revaluation losses (gains)	63.6	(17.4)	85.3	(86.7)
Amortization of lease incentives	0.4	0.5	1.1	1.4
Funds from operations	$38.5	$33.4	$117.7	$107.3
Funds from operations - unitholders	10.8	9.4	33.0	30.0
Funds from operations - non-controlling interest	27.7	24.0	84.7	$77.3
	$38.5	$33.4	$117.7	$107.3
Weighted average Trust units outstanding	26.3	26.2	26.3	26.2
Funds from operations per Trust unit	$0.41	$0.36	$1.26	$1.15

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2016	2015	2016	2015
Funds from operations	$38.5	$33.4	$117.7	$107.3
Add (deduct):
Straight-line rental income	(1.5)	(0.6)	(4.1)	(2.7)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.8)	(5.8)	(17.4)	(17.4)
Normalized maintaining value capital expenditures(1)	(1.5)	(1.8)	(4.5)	(5.4)
Adjusted funds from operations(2)	$29.7	$25.2	$91.7	$81.8
Adjusted funds from operations - unitholders	8.3	7.1	25.7	22.9
Adjusted funds from operations - non-controlling interest	21.4	18.1	66.0	58.9
	$29.7	$25.2	$91.7	$81.8
Weighted average Trust units outstanding	26.3	26.2	26.3	26.2
Adjusted funds from operations per Trust unit	$0.32	$0.27	$0.98	$0.88

(1) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current state and exclude projects that are considered to add productive capacity.

(2) AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $32.3 million and $95.5 million for the three and nine months ended September 30, 2016.